

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2020

Mark Manheimer
President and Chief Executive Officer
NetSTREIT Corp.
5910 N. Central Expressway
Suite 1600
Dallas, TX 75206

       Re: NetSTREIT Corp.
          Confidential Draft Registration Statement on Form S-11
          Submitted May 13, 2020
          CIK No. 0001798100

Dear Mr. Manheimer:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-11 filed May 13, 2020

General

1.   We note from your disclosure that as part of your formation transactions, you conducted private offerings in December 2019 and February 2020 involving the sale of common stock and the issuance of OP Units and that some of these securities are subject to various registration rights agreements. Please explain to us in more detail the timing of your formation transactions, identifying when the OP units were issued and to whom. In this respect, we note that your use of the defined term "private offering" in the context of your formation transactions does not clearly indicate if the OP Units were issued in December 2019 or February 2020, or both. To the extent the OP Units were issued upon multiple

dates, please clarify if the potential earliest conversion date of December 23, 2020 that is currently disclosed in your prospectus applies to all OP Units. Finally, please address whether the conversion will be done privately.

Prospectus Summary, page 1

2.   We note disclosure throughout the prospectus regarding management's experience with Spirit Realty Capital and Cole Credit Property Trust II and the specific performance information that you have provided for these entities. If you choose to retain this performance information, please expand the disclosure to provide a more complete discussion of the performance of these entities. For example, please balance this disclosure with a discussion of any major adverse business developments. In addition, please remove performance information from the summary section. Performance information for companies other than the issuer is not appropriate for the prospectus summary.

Our Competitive Strengths
Tenant Credit Underwriting, page 3

3.   We note your risk factor on page 31 discusses your potential use of a "shadow rating" and explains some of the limitations of its use and how it is calculated. When discussing your tenant underwriting criteria elsewhere in your prospectus, please expand your disclosure to provide similar information and highlight how it differs from the ratings provided by credit rating agencies.

Our Real Estate Portfolio
Diversity by Industry, Tenant and Geography, page 7

4.   Please disclose the types of properties that are encompassed by your category "other."

Overview of Our Leases, page 9

5.   Please provide the disclosure in accordance with Item 15(a) and (e) of Form S-11 or tell us why you cannot provide this information. Please clarify how your rental disclosures take into account tenant concessions and abatements. Additionally, please expand your lease expiration table to provide all of the information required by Item 15(f) of Form S-11

6.   We note that your disclosure on page 76 appears to indicate that your leases are "primarily" triple net leases based on your description of the expenses for which your tenants are responsible. Please revise your disclosure throughout to clarify. In addition, to the extent you also have leases that are not triple net (e.g., double net), please disclose as such and clarify the difference between the types if applicable.

Risk Factors

The current pandemic of Covid-19 ..., page 30

7.   We note your disclosure on page 80 regarding you only receiving rent for 68% of your portfolio and that 24% have asked for rent relief. Please disclose this in your risk factor and address the impact that this has on your operations. Additionally, please revise to address your anticipation regarding the remaining 8% and whether the 32% of non-payments are focused in a particular industry to which you rent.

Use of Proceeds, page 62

8.   Please disclose the amount of proceeds that will be allocated to repurchasing the preferred shares, the amount that will be allocated towards the acquisition of properties and the amount to be allocated to general corporate purposes. Please advise if any of the proceeds are to be used for the repayment of debt. Please see Item 504 of Regulation S-K.

Distribution Policy, page 63

9.   We note from your disclosure on page 80 that you have received payment of approximately 78% and 68% of contractual base rent billed for the months of April and May and rent relief requests from approximately 24% of tenants in your portfolio as a result of the impact of the COVID-19 pandemic. To the extent there have been significant rent concessions provided, please explain to us your consideration for including such amounts in your calculation of cash available for distribution for the 12 month period.

Capitalization, page 66

10.   Please revise your calculation for total capitalization to exclude the amount for cash, cash equivalents and restricted cash as it is not a component of capitalization.

Unaudited Pro Forma Consolidated Financial Statements

Private Offering and Formation Transactions, page 69

11.   We note from your disclosure that as part of the formation transactions you entered into a contribution agreement with EBA EverSTAR to internalize your management infrastructure, in addition to acquiring your initial portfolio of 93 single-tenant commercial retail properties from your predecessor, which was accounted for as an asset acquisition. Please explain to us in detail how you accounted for your acquisition of EBA EverSTAR Management, LLC and your basis for accounting for the acquisition of your initial portfolio as an asset acquisition. Cite the applicable accounting guidance in your response.

Notes to Unaudited Pro Forma Consolidated Financial Statements

Adjustments to the Unaudited Pro Forma Consolidated Statement of Operations, page 73

12.   We note from your disclosure in footnote (I) that you eliminate predecessor impairment

losses of $4.2 million related to the initial portfolio acquired in the formation transactions. Please explain to us in detail how this adjustment complies with Article 11 of Regulation S-X and provide your basis for such elimination.

Our Business and Properties

Employees, page 111

13. We note that you currently have 13 employees. Please disclose whether you outsource any operations to third parties, and if so, please identify third parties and disclose the services provided and costs incurred. If material, please file the agreements with the third parties in accordance with Item 601(b)(10) of Regulation S-K.

You may contact Isaac Esquivel at 202-551-3395 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Erin E. Martin at 202-551-3391 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Christina T. Roupas, Esq.